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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                           J&L SPECIALTY STEEL, INC.
                           (NAME OF SUBJECT COMPANY)

                            ------------------------

                             ICE ACQUISITION CORP.
                                     USINOR
                                    (BIDDER)

                            ------------------------

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                            ------------------------

                                  466046 10 9
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                               PATRICK LETOURNEUR
                             ICE ACQUISITION CORP.
                                     USINOR
                                13, COURS VALMY
                         92070 LA DEFENSE CEDEX, FRANCE
                              011-331-41-25-61-88
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES
                    AND COMMUNICATIONS ON BEHALF OF BIDDER)

                            ------------------------

                                With Copies to:

             ROBERT C. TREUHOLD, ESQ.                              JOHN J. MADDEN, ESQ.
                SHEARMAN & STERLING                                 SHEARMAN & STERLING
          114, AVENUE DES CHAMPS-ELYSEES                           599 LEXINGTON AVENUE
                75008 PARIS, FRANCE                              NEW YORK, NEW YORK 10022
                011-331-53-89-70-00                                   (212) 848-4000

                           CALCULATION OF FILING FEE

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               TRANSACTION VALUATION                               AMOUNT OF FILING FEE
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
                 $114,928,500.00*                                      $22,985.70**
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

 * Calculated by multiplying $6.375, the per share tender offer price, by 18,028,000, the number of currently outstanding shares of Common Stock sought in the tender offer.

** Calculated as 1/50 of 1% of the transaction value.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                                Filing Party:
Form or Registration No.:                              Date Filed:

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

     This Tender Offer Statement on Schedule 14D-1 (the "Statement") relates to the offer by Ice Acquisition Corp., a Pennsylvania corporation ("Purchaser") and a wholly owned subsidiary of Usinor, a societe anonyme organized under the laws of the Republic of France ("Parent"), to purchase all outstanding shares (the "Shares") of common stock, par value $0.01 per share (the "Common Stock"), of J&L Specialty Steel, Inc., a Pennsylvania corporation (the "Company"), at a price of $6.375 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated November 12, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is J&L Specialty Steel, Inc., a Pennsylvania corporation (the "Company"), which has its principal executive offices at One PPG Place, 18th Floor, Box 3373, Pittsburgh, PA 15230-3373.

     (b) The exact title of the class of equity securities being sought is shares of Common Stock, par value $0.01 per share, of the Company. The information set forth under "INTRODUCTION" and "THE TENDER OFFER -- Section 1. Terms of the Offer; Expiration Date" of the Offer to Purchase is incorporated herein by reference.

     (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market set forth under "THE TENDER OFFER -- Section 6. Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(d) and (g) This Statement is filed by Purchaser and Parent. The information concerning the name, state or other place of organization, principal business and address of the principal office of each of Purchaser and Parent, and the information concerning the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted, material occupations, positions, offices or employments during the last five years and citizenship of each of the executive officers and directors of Purchaser and Parent are set forth under "INTRODUCTION", "THE TENDER
OFFER -- Section 8. Certain Information Concerning Purchaser and Parent" and
Schedule I of the Offer to Purchase and are incorporated herein by reference.

     (e) and (f) During the last five years, none of Purchaser or Parent, and, to the best knowledge of Purchaser and Parent, none of the persons listed in Sections 1 and 2 of Schedule I of the Offer to Purchase, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) The information set forth under "SPECIAL FACTORS -- Background of the Offer and the Merger", "SPECIAL FACTORS -- The Merger Agreement", "SPECIAL FACTORS -- Related Party Transactions" and "THE TENDER OFFER -- Section 8. Certain Information Concerning Purchaser and Parent" in the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth under "INTRODUCTION", "SPECIAL
FACTORS -- Background of the Offer and the Merger", "SPECIAL FACTORS -- Purpose and Structure of the Offer and the Merger; Reasons of Parent and Purchaser for the Offer and the Merger", "SPECIAL FACTORS -- Plans for the Company After the Offer and the Merger; Certain Effects of the Offer", "SPECIAL FACTORS -- The Merger Agreement", "THE TENDER OFFER -- Section 7. Certain Information Concerning the Company" and "THE TENDER OFFER -- Section 8. Certain Information Concerning Purchaser and Parent" of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(c) The information set forth under "THE TENDER OFFER -- Section 9. Financing of the Offer and the Merger" of the Offer to Purchase is incorporated herein by reference.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(e) The information set forth under "INTRODUCTION", "SPECIAL
FACTORS -- Background of the Offer and the Merger", "SPECIAL FACTORS -- Purpose and Structure of the Offer and the Merger; Reasons of Parent and Purchaser for the Offer and the Merger", "SPECIAL FACTORS -- Plans for the Company After the Offer and the Merger; Certain Effects of the Offer" and "SPECIAL FACTORS -- The Merger Agreement" of the Offer to Purchase is incorporated herein by reference.

     (f) and (g) The information set forth under "SPECIAL FACTORS -- Plans for the Company After the Offer and the Merger; Certain Effects of the Offer" and "THE TENDER OFFER -- Section 11. Effect of the Offer on the Market for the Shares, the NYSE and Exchange Act Registration" of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) and (b) The information set forth under "SPECIAL FACTORS -- Beneficial Ownership of Common Stock" and "THE TENDER OFFER -- Section 8. Certain Information Concerning Purchaser and Parent" of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth under "INTRODUCTION", "SPECIAL
FACTORS -- Background of the Offer and the Merger", "SPECIAL FACTORS -- Purpose and Structure of the Offer and the Merger; Reasons of Parent and Purchaser for the Offer and the Merger", "SPECIAL FACTORS -- Plans for the Company After the Offer and the Merger; Certain Effects of the Offer", "SPECIAL FACTORS -- The Merger Agreement" and "THE TENDER OFFER -- Section 8. Certain Information Concerning Purchaser and Parent" of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth under "INTRODUCTION", "SPECIAL FACTORS -- Opinion of Lehman Brothers Inc.", "SPECIAL FACTORS -- Analysis of Financial Advisor to Parent", "SPECIAL FACTORS -- Fees and Expenses" and "THE TENDER OFFER -- Section
14. Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth under "THE TENDER OFFER -- Section 8. Certain Information Concerning Purchaser and Parent" of the Offer to Purchase is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.

     (a) Not applicable.

     (b)-(c) and (e) The information set forth under "THE TENDER
OFFER -- Section 13. Certain Legal Matters and Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth under "THE TENDER OFFER -- Section 11. Effect of the Offer on the Market for the Shares, the NYSE and Exchange Act Registration" of the Offer to Purchase is incorporated herein by reference.

     (f) The information set forth in the Offer to Purchase and Letter of Transmittal and the Agreement and Plan of Merger, dated as of November 5, 1998, among Parent, Purchaser and the Company, copies of which are attached hereto as Exhibits (a)(1), (a)(2) and (c)(1), is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)   Form of Offer to Purchase dated November 12, 1998.
(a)(2)   Form of Letter of Transmittal.
(a)(3)   Form of Notice of Guaranteed Delivery.
(a)(4)   Form of Letter from Morgan Stanley & Co. Incorporated to
         Brokers, Dealers, Commercial Banks, Trust Companies and
         Nominees.
(a)(5)   Form of Letter from Brokers, Dealers, Commercial Banks,
         Trust Companies and Nominees to Clients.
(a)(6)   Form of Guidelines for Certification of Taxpayer
         Identification Number on Substitute Form W-9.
(a)(7)   Summary Advertisement as published in The Wall Street
         Journal on November 12, 1998.
(a)(8)   Joint Press Release issued by Parent and the Company on
         November 5, 1998.
(b)      None.
(c)(1) Agreement and Plan of Merger, dated as of November 5, 1998, among Parent, Purchaser and the Company.
(d)      None.
(e)      Not applicable.
(f)      None.

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 12, 1998

                                          ICE ACQUISITION CORP.

                                          By: /s/ ROBERT HUDRY
                                            Name: Robert Hudry
                                            Title: Vice President

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 12, 1998

                                          USINOR

                                          By: /s/ ROBERT HUDRY

                                            ------------------------------------
                                            Name: Robert Hudry
                                            Title: Chief Financial Officer

                                 EXHIBIT INDEX

EXHIBIT
  NO.
-------
(a)(1)     Form of Offer to Purchase dated November 12, 1998.
(a)(2)     Form of Letter of Transmittal.
(a)(3)     Form of Notice of Guaranteed Delivery.
(a)(4)     Form of Letter from Morgan Stanley & Co. Incorporated to
           Brokers, Dealers, Commercial Banks, Trust Companies and
           Nominees.
(a)(5)     Form of Letter from Brokers, Dealers, Commercial Banks,
           Trust Companies and Nominees to Clients.
(a)(6)     Form of Guidelines for Certification of Taxpayer
           Identification Number on Substitute Form W-9.
(a)(7)     Summary Advertisement as published in The Wall Street
           Journal on November 12, 1998.
(a)(8)     Joint Press Release issued by Parent and the Company on
           November 5, 1998.
(b)        None.
(c)(1)     Agreement and Plan of Merger, dated as of November 5, 1998, among Parent, Purchaser and the Company.
(d)        None.
(e)        Not applicable.
(f)        None.